THIS IS A CONFIRMING ELECTRONIC FILING OF THE PAPER
               FILING THAT WAS FILED ON BEHALF OF JOYCE P. CALDARONE ON
                             NOVEMBER 24, 1995


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                   CALTON, INC.
                                 (Name of Issuer)

                                    COMMON STOCK
                          (Title of Class of Securities)

                                     131380206
                                   (CUSIP Number)

           Joyce P. Caldarone, 162 Anchor Drive, Vero Beach, FL 32963 (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                  November 21, 1995
               (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

       Check the following box if a fee is being paid with the statement
       X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
       (See Rule 13d-7).

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131380206

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Joyce P. Caldarone
     SS# ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Mrs.
     Caldarone expressly disclaims the existence of a group between herself and her husband, Anthony J. Caldarone. Mrs. Caldarone also disclaims any beneficial interest in the 2,871,972 shares held by her husband.

(a)
(b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     P.F.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizenship

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     1,395,209

8    SHARED VOTING POWER

     None

9    SOLE DISPOSITIVE POWER

     1,395,209

10   SHARED DISPOSITIVE POWER

     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,395,209

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     X Does not include 2,871,572 shares held by Anthony J. Caldarone, the husband of Mrs. Caldarone, as to which shares she disclaims any beneficial interest.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.29%

14   TYPE OF REPORTING PERSON*

     IN










                          SCHEDULE 13D

                        CUSIP # 131380206

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company").

The principal executive offices of the Company are located at 500 Craig Road, Manalapan, New Jersey 07726.


Item 2.  Identity and Background

     (a)  Joyce P. Caldarone.

     (b)  Residence: 162 Anchor Drive, Vero Beach, Florida 32963.

     (c)  Investor.

     (d)  None.

     (e)  None.

     (f)  U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds have been used in acquiring the shares of Common Stock of the Company.


Item 4.  Purposes of Transactions

On or about November 21, 1995, Mrs. Joyce P. Caldarone (the "Reporting
Person" or "Mrs. Caldarone") became a party to a Stock Purchase Agreement (the "Stock Purchase Agreement") between Apollo Homes Partners, L.P. ("Apollo") and her husband, Mr. Anthony J. Caldarone ("Mr. Caldarone"), and acquired 1,329,427 shares of Common Stock ("the Purchased Shares") for an aggregate purchase price of $664,713.75. Mrs. Caldarone is a "Permitted Transferee" for purposes of the
Stock Purchase Agreement.   Mrs. Caldarone purchased the shares for investment
purposes and with a view towards facilitating Mr. Caldarone's participation in the management of the Company.

On November 21, 1995, the Board of Directors of the Company (the "Board") held a special meeting (the "Special Meeting"). Mr Douglas T. Noakes and Mr. William Mack resigned as directors of the Company prior to the Special Meeting. At the Special Meeting, Mr. Caldarone and Mr. J. Ernest Brophy were elected to the Board and Mr. Caldarone was elected Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Peter Copses and Mr. Harry T. Leonhardt resigned as directors subsequent to the Special Meeting. Mr. Copses and Mr. Mack are Associates of Apollo.

The Reporting Person as of the closing date of the Stock Purchase Agreement (the "Closing Date") beneficially owns 1,395,209 shares of Common Stock.

Under the terms of the Stock Purchase Agreement, Apollo (and certain transferees, if any) has agreed not to transfer any of the 2,658,000 shares of Common Stock which it continues to own after the closing of the Stock Purchase Agreement (the "Retained Shares") prior to the first anniversary of the Closing Date, unless such transfer is to certain "Permitted Transferees" (as defined in the Stock Purchase Agreement) or pursuant to a tender offer or an exchange offer for shares of Common Stock or in certain other circumstances as specified in the Stock Purchase Agreement.

The Stock Purchase Agreement also provides that, on or after the first anniversary of the Closing Date, Apollo will only transfer Retained Shares (except to "Permitted Transferees," or pursuant to a tender offer or an exchange offer for shares of Common Stock, and certain other transfers as specified in the Stock Purchase Agreement) after first offering Mr. Caldarone the right to purchase the Retained Shares that Apollo desires to sell pursuant to a "duty of first offer" provision.

Pursuant to the Stock Purchase Agreement, Mr. Caldarone and his Permitted Transferees granted Apollo and its Permitted Transferees certain "tag-along rights" to sell shares of Common Stock in the event of, and along with, certain transfers made by Mr. Caldarone and his Permitted Transferees. Mr. Caldarone also agreed to cause any of his Affiliates or Associates (as such terms are defined in the Stock Purchase Agreement) who acquire securities of the Company to execute a Joinder Agreement to the Stock Purchase Agreement and become bound by the obligations of Mr. Caldarone thereunder. Mrs. Caldarone executed a Joinder Agreement on the Closing Date (Exhibit 2).

The Stock Purchase Agreement also provides, with certain exceptions, that if Mr. Caldarone, his Permitted Transferees, Affiliates or Associates transfer all of their respective securities of the Company, Apollo and its Permitted Transferees will be required to transfer any Retained Shares then owned by it on the same terms and conditions provided that the only consideration is cash consideration in an amount per share not less than (x) $.50 during the first year following the Closing Date, (y) $.75 during the second year following the Closing Date and (z) $1.00 during the third year following the Closing Date.

Pursuant to the Stock Purchase Agreement, Apollo (and its Permitted
Transferees, if any) granted to Mr. Caldarone an irrevocable proxy coupled with an interest to vote all of the Retained Shares then owned by it solely for the election of directors of the Company; provided, however, that to the extent Mr. Caldarone, his Permitted Transferees, Affiliates or Associates sell or otherwise transfers any shares of Common Stock, or Apollo (and its Permitted Transferees, if any) sells any Retained Shares pursuant to a tender offer or an exchange offer for shares of Common Stock, the number of Retained Shares subject to this proxy will be decreased by the number of shares of Common Stock so sold or transferred.

The Stock Purchase Agreement further provides, that if Mr. Caldarone, his Permitted Transferees, Affiliates or Associates acquire, directly or indirectly, any securities from the Company other than pursuant to a dividend or distribution to all holders of Common Stock, or pursuant to the exercise of stock options for no more than 500,000 shares of Common Stock (subject to appropriate adjustment, for stock splits, reclassifications, recapitalizations and similar events), Mr.Caldarone (and his Permitted Transferees, if any) shall offer and shall cause their respective Affiliates and Associates to offer to Apollo (and its Permitted transferees, if any) the opportunity to purchase a pro rata portion of the securities on the same terms and conditions.

Pursuant to the Stock Purchase Agreement, Apollo assigned its rights (to the extent assignable) under that certain Registration Rights Agreement dated as of May 28, 1993, among the Company and other parties named therein, with respect to the Purchased Shares and any Retained Shares purchased by Mr. Caldarone.

     The Stock Purchase Agreement shall terminate upon the third anniversary of the Closing Date; provided, however, upon the occurrence of a Change of Control, a Bankruptcy Event (as such terms are defined in the Stock Purchase Agreement) or a sale or other disposition by Mr. Caldarone, his permitted Transferees, Affiliates and Associates of an aggregate of 1,000,000 shares of Common Stock (subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and similar events), the transfer restrictions of Apollo set forth in Article IV, the right to require Apollo to sell Retained Shares upon certain circumstances set forth in Article V(b) and the proxy set forth in
Article VI of the Stock Purchase Agreement will terminate.

     The foregoing summaries of certain provisions of the Stock Purchase Agreement are qualified in their entirety by the complete text of the Exhibit 1 hereto which is incorporated by this reference.

     Except as described in this Item 4, Mrs. Caldarone has not formulated any plans or proposals which relate to or would result in: (a)the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended or (j) any action similar to those enumerated above.


Item 5.  Interest in Securities of the Company

(a) The aggregate number of shares of Common Stock beneficially owned by Mrs. Caldarone as of the Closing Date is 1,395,209 shares, or approximately 5.29% of the class of securities identified in Item 1 based on 26,371,000 shares of Common Stock outstanding as of September 30, 1995, as reported in the Company's Quarterly Report on Form 10-Q dated October 13, 1995.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

(c)  The following transactions occurred during the past 60 days:

Date           Number of
Purchased      Shares              Price        Transaction

11/21/95       1,329,427           $ .50/share Stock Purchase
                                                  Agreement

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Except as set forth in this Schedule 13D to the best knowledge of Mrs. Caldarone, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as exhibits

     Exhibit 1    Stock Purchase Agreement dated as of
                  November 21, 1995 between Mr. Anthony
                  J. Caldarone and Apollo Homes Partners, L.P.

     Exhibit 2 Joinder Agreement, dated November 21, 1995, between Joyce P. Caldarone and Apollo Homes Partners, L.P.



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1995


                              By: /s/ Joyce P. Caldarone
                                  Joyce P. Caldarone